Exhibit 99.1

 Long-Term Data for GH001 in Patients with Treatment-Resistant Depression  Wiesław J. Cubała, MD, PhD  Department of Psychiatry, Faculty of Medicine, Medical University of Gdańsk, Gdańsk, Poland  Co-authors: Malek Bajbouj, Bernhard T. Baune, Narcís Cardoner, Fabian Devlin, Rosa Maria Dueñas Herrero, Matilde Elices, Lauren Friend, Luboš Janů, John R. Kelly, Shane J. McInerney, Alexander Nawka, Tomáš Páleníček, Victor Perez Sola, Johannes G. Ramaekers, Andreas Reif, Fiona Ryan, Claire Sweeney, Velichka Valcheva, Eduard Vieta, Michael E. Thase

 Author  Disclosures  Wiesław J. Cubała  Grants – Acadia, Angelini, Beckley Psytech, Compass Pathways, GH Research, HMNC Brain Health, Intra-Cellular Therapies, Janssen, MSD, MindMed, Neumora, Novartis, Otsuka, Recognify Life Sciences. Honoraria – Angelini, GH Research, Janssen, and Novartis. Advisory boards – Douglas Pharmaceuticals, GH Research, Janssen, MSD, Novartis, Polpharma, and Tasman Therapeutics.  Malek Bajbouj  Advisory boards – Bayer, Johnson & Johnson.  Bernhard T. Baune  Consultant – National Health and Medical Research Council (Australia). Honoraria – Angelini, AstraZeneca, Biogen, BMS, Boehringer Ingelheim, Johnson & Johnson, LivaNova, Lundbeck, Medscape, Otsuka, Pfizer, Roche, Servier, Sumitomo Pharma, Sunovion, Teva, Viatris, and Wyeth. Advisory boards – Biogen, Boehringer Ingelheim, Janssen-Cilag, LivaNova, Lundbeck, Medscape, Novartis, GH Research, Otsuka, and Teva. Research grants from private industries or nonprofit funds – AstraZeneca, BMBF (Germany), BMG (Germany), DFG (Germany), ERA PerMed, Fay Fuller Foundation, Horizon Europe (European Union), James & Diana Ramsay Foundation (Adelaide), Johnson & Johnson, Lundbeck, La Marató de TV3, National Health and Medical Research Council (Australia), Sanofi-Synthélabo, and Wellcome Trust (UK).  Narcís Cardoner  Grants – Spanish Ministry of Health, Spanish Ministry of Science and Innovation (CIBERSAM), Strategic Plan for Health Research and Innovation (PERIS) 2016–2020, Recercaixa, and La Marató de TV3. Honoraria – Adamed, Elsevier, Exeltis, Janssen, Lundbeck, Pfizer, and Servier. Advisory Boards – Angelini, Esteve, Janssen, Lundbeck, Novartis, Pfizer, and Viatris. Lectures/Meetings – Janssen, Lundbeck, and Pfizer.  Fabian Devlin  Former employee – GH Research. Advisory board – GH Research.  Rosa Maria Dueñas Herrero  Principal investigator – Beckley Psytech and GH Research. Subinvestigator – Compass.  Matilde Elices  Research support – GH Research, Compass, Beckley Psytech, CaixaResearch, La Marató de TV3, and Spanish Ministry of Health.  Lauren Friend  Employee and stock option holder of GH Research.  Luboš Janů  Principal investigator – GH Research.  John R. Kelly  Principal investigator – Compass, GH Research, and Transcend Therapeutics. Consultant – Clerkenwell Health. Grant funding – Health Research Board.  Disclosures (1 of 2)

 Author  Disclosures  Shane J. McInerney  Principal investigator – GH Research and Transcend Therapeutics. Honoraria – Janssen and Lundbeck.  Alexander Nawka  Principal investigator – GH Research.  Tomáš Páleníček  Principal investigator – Compass, GH Research, MAPS, and Ketabon. Shares – Psychedelická klinika s.r.o., Společnost pro podporu neurovědního výzkumu s.r.o., and AVI-X Aviation Experts s.r.o. Founder – PSYRES (Psychedelic Research Foundation). Consultant – CB21 Pharma and GH Research.  Victor Perez Sola  Consultant, honoraria, or grants – AB-Biotics, AstraZeneca, Bristol Myers Squibb, CIBERSAM, FIS-ISCiii, Janssen Cilag, Lundbeck, Medtronic, Otsuka, and Servier.  Johannes G. Ramaekers  Scientific advisor – GH Research.  Andreas Reif  Honoraria for lectures and/or advisory boards – AbbVie, Boehringer Ingelheim, Cyclerion, Compass, GH Research, Janssen, LivaNova, Medice, MSD, Newron, Sage/Biogen, and Shire/Takeda. Research grants – Medice and Janssen.  Fiona Ryan  Employee and stock option holder of GH Research.  Claire Sweeney  Employee and stock option holder of GH Research.  Velichka Valcheva  Employee and stock option holder of GH Research.  Eduard Vieta  Grants – AB-Biotics, AbbVie, Almirall, AstraZeneca, Boehringer Ingelheim, Bristol Myers Squibb, Celon, Cephalon, Dainippon Sumitomo Pharma, Elan, Ferrer, GH Research, GlaxoSmithKline, Janssen, Lilly, Lundbeck, Orion, Otsuka, Pfizer, Sanofi Aventis, Servier, Sunovion, and Takeda. Honoraria – Abbott, AbbVie, Angelini, AstraZeneca, Bristol Myers Squibb, Cambridge University Press, Elsevier, Farmindustria, Ferrer, Galenica, GlaxoSmithKline, Janssen, Johnson & Johnson, Lilly, Lundbeck, Oxford University Press, Otsuka, Pfizer, Sanofi Aventis, and Viatris. Advisory boards – AbbVie, Angelini, AstraZeneca, Biogen, Biohaven, Bristol Myers Squibb, Celon, Compass, Ferrer, GH Research, Gedeon Richter, HMNC, Idorsia, Janssen, Johnson & Johnson, Jazz, Lilly, Lundbeck, Merck Sharp & Dohme, Novartis, Organon, Otsuka, Pfizer, Roche, Sage, Sanofi Aventis, Servier, Shire, Sunovion, Takeda, and Teva.  Michael E. Thase  Grants – Acadia, Alkermes, Axsome, Intra-Cellular Therapies, Janssen, National Institute of Mental Health, Otsuka, Patient-Centered Outcomes Research Institute (PCORI), and Takeda. Advisory Boards – Autobahn Therapeutics, Axsome, Clexio Biosciences, Gerson Lehrman Group, GH Research, Lundbeck, Janssen, Johnson & Johnson, Luye Pharma, Merck, Object Pharma, Otsuka, Pfizer, Sage, Seelos Therapeutics, Sunovion, and Takeda. Royalties – American Psychiatric Association Foundation, Guilford Publications, Herald House, Wolters Kluwer, and W W Norton & Company.  Disclosures (2 of 2)

 TRD remains one of the most pressing challenges in psychiatry affecting approximately 30% of patients treated for MDD1  Current therapies for TRD are limited, and there is a large unmet need for treatments that are well tolerated and offer rapid therapeutic benefit and long-term remission  Mebufotenin (5-methoxy-N,N-dimethyltryptamine [5-MeO-DMT]) is a non-selective serotonin (5-HT) agonist with high affinity for several receptor subtypes, primarily the 5-HT1A receptor2  GH001, a synthetic form of mebufotenin for pulmonary inhalation, has been well tolerated in early-stage trials3 and shows potential to induce rapid remission of depressive symptoms in patients with TRD4  This analysis presents the efficacy and safety data for GH001 from the 6-month OLE of a Phase 2b double-blind, placebo-controlled trial, in which patients with TRD received up to five re-treatments of GH001 as an IDR  4  Background  Abbreviations: IDR = Individualised dosing regimen; MDD = Major depressive disorder; OLE = Open-label extension; TRD = Treatment-resistant depression.   1. Kubitz N, et al. PLoS One. 2013;8(10):e76882. 2. Shen H, et al. Curr Drug Metab. 2010;11(8):659-66. 3. Reckweg J, et al. Front Pharmacol. 2021;12:760671. 4. Reckweg JT, et al. Front Psychiatry. 2023;14:1133414.

Trial Schematic


GH001 IDR[a]
Double-Blind Part (Part 1)
N=81
Randomisation 1:1
Placebo IDR[a]
All patients directly transitioned from the double-blind part to the OLE
Open-Label Extension (Part 2; OLE)
For re-treatment (up to five GH001 IDRs[a]), the patient must have met one of the following criteria:
i. MADRS score >18
ii. MADRS score >10 and ≤18 and MADRS score ≤10 not observed at Day 8 of the prior treatment or at any visit since
iii. MADRS score >10 and ≤18 and MADRS score >18 observed since the most recent observation of MADRS score ≤10
MADRS assessment
BL 2H
D2
Primary endpoint ΔMADRS
Efficacy assessments were carried out by independent blinded raters
Day 1
Day 2
Day 8
During the OLE, patients attended visits at Day 15, Month 1, 2, 3, 4, 5 & 6[b]
Additional clinic visits could be scheduled if required for medical reasons
Month 6

This trial was conducted under the supervision of qualified healthcare professionals, providing psychological support per standard of care, but without any planned psychotherapeutic intervention before, during, or after dosing

[a]The criteria for administration of the second and third doses in the IDR were based on the patient's subjectively reported psychoactive effects, and the safety and tolerability at the previous dose level according to the trial physician's judgement. [b]Patients also attended assessment visits on Day 2 (telephone call) and Day 8 (in-person) after each re-treatment.
Abbreviations: BL = Baseline; D = Day; H = Hour; IDR = Individualised dosing regimen; MADRS = Montgomery–Åsberg Depression Rating Scale.
ClinicalTrials.gov. https://clinicaltrials.gov/study/NCT05800860, Accessed March 13, 2025.

5

 6  Eligibility Criteria  aCurrent MDE confirmed by the Mini-International Neuropsychiatric Interview.   Abbreviations: DSM-5 = Diagnostic and Statistical Manual of Mental Disorders, Fifth Edition; HAM-D-17 = 17-Item Hamilton Depression Rating Scale; MDD = Major depressive disorder; MDE = Major depressive episode; MGH-ATRQ = Massachusetts General Hospital – Antidepressant Treatment Response Questionnaire; MGH-SAFER = Massachusetts General Hospital – Structured Assessment for Evaluation of Risk; TRD = Treatment-resistant depression.

Baseline Characteristics and Patient Disposition

		N=81
Baseline Demographics, n (%)		
Age		42.8 (11.2)
Gender, female		46 (56.8)
Race, White		81 (100)
BMI, mean (SD), kg/m^2		26.2 (5.5)
Previously used any psychedelic (lifetime)		9 (11.1)
Baseline Disease Characteristics		
HAM-D-17 total score, mean (SD)		24.8 (2.5)
MADRS total score, mean (SD)		28.6 (5.0)
MDE History at Baseline		
Number of MDEs	Mean (SD)	2.1 (1.3)
	≥3, n (%)	27 (33.3)
Time since first depressive episode, years, mean (SD)		11.7 (9.0)
Duration of current MDE, weeks, mean (SD)		57.1 (78.4)
Patient Disposition, n (%)		
Completed double-blind part		81 (100)
Received GH001 in double-blind part		40 (49.4)
Received placebo in double-blind part		41 (50.6)
Completed OLE		63 (77.8)
Reasons for Discontinuation During the OLE, n (%)		**N=18**
Withdrawal of consent		7 (38.9)
Started additional antidepressant[a]		6 (33.3)
Protocol deviation		2 (11.1)
Other		2 (11.1)
Adverse event		1 (5.6)

[a]GH001 was administered as a monotherapy and patients who started additional antidepressant treatment were discontinued from the trial.
Abbreviations: BMI = Body mass index; HAM-D-17 = 17-Item Hamilton Depression Rating Scale; MADRS = Montgomery-Åsberg Depression Rating Scale; MDE = Major depressive episode; OLE = Open-label extension; SD = Standard deviation.

7

Primary Endpoint: GH001 Led to −15.5 Mean MADRS Reduction From Baseline on Day 8[a] Compared with Placebo in the Double-Blind Period



LS Mean (±SE) Change From Baseline in MADRS Total Score
0
-5
-10
-15
-20
-25
BL
2H
Day 2
Day 8
−1.4
−1.5
0.3
−17.8
−18.6
−15.2
GH001 (n=40)
Placebo (n=41)
LS mean difference vs placebo: −15.5 (P<0.0001)
Effect size: Cohen's d = −2.0

[a]FDA Guidance notes that efficacy with rapid-acting antidepressants generally should be demonstrated within 1 week, supporting a primary efficacy endpoint within this timeframe.
Abbreviations: BL = Baseline; FDA = Food and Drug Administration; H = Hour; LS = Least squares; MADRS = Montgomery-Åsberg Depression Rating Scale; SE = Standard error.

8

 ****P<0.0001  Response: ≥50% reduction from baseline in MADRS total score | Remission: MADRS total score ≤10  GH001  Placebo  ****  ****  Remission  NNT=2  GH001 Led to 60.0% Response Rate and 57.5% Remission Rate at Day 8 vs 0% With Placebo in the Double-Blind Period  Abbreviations: MADRS = Montgomery-Åsberg Depression Rating Scale; NNT = Number needed to treat.  Response  9  NNT=2

 10  Reduction in MADRS With GH001 in Double-Blind Part Reproduced in Placebo Group With First Active GH001 Treatment in the OLE  Abbreviations: BL = Baseline; D = Day; H = Hour; MADRS = Montgomery-Åsberg Depression Rating Scale; SE = Standard error.  Double-Blind  Patients who received GH001 (n=40)  Open-Label Extension  First treatment of placebo group with GH001 (n=41)  Mean (±SE) MADRS Total Score  BL  2H  D2  D8  Mean (±SE) MADRS Total Score  BL  2H  D2  D8

 11  There was a 73% Remission Rate at 6 Months in OLE Completers  aIncludes 63 patients who completed the 6-month OLE per protocol (18 patients terminated early are excluded). bApproximately 6 months post-study start (median 168 days from Day 1 of double-blind part). cRemission defined as MADRS total score ≤10.   Abbreviations: MADRS = Montgomery-Åsberg Depression Rating Scale; OLE = Open-label extension.  Double-blind  n=40 patients who received GH001  OLE  n=63 OLE completersa  Day 8  Month 6b  Percentage of Patients in Remissionc  Patients who completed the OLE received a mean of four treatments, with 63.5% (40/63) requiring one to four treatments during the 6 months

 12  Remission Rate at 6 Monthsa in OLE Completersb  a‘6 Months’ or ‘Month 6’ (end of trial) was at approximately 6 months post-study start (mean 168 days from Day 1 of double-blind part). bIncludes 63 patients who completed the 6-month OLE per protocol (18 patients terminated early are excluded). cRemission defined as a MADRS total score ≤10.   Abbreviations: MADRS = Montgomery-Åsberg Depression Rating Scale; OLE = Open-label extension.  Initial Remitters  N=40  Initial Non-Remitters  N=23  Percentage of Patients in Remissionc  Of patients who had remission on Day 8 after their first GH001 treatment, 90% were in remission at 6 months

 13  Overview of Adverse Events in the Open-Label Extension  aTEAEs were classified according to the Medical Dictionary of Regulatory Activities (MedDRA) Version 26.0.   Abbreviations: AESI = Adverse event of special interest; TEAE = Treatment-emergent adverse event; TRD = Treatment-resistant depression.  Patients, n (%)  Overall (N=81)  Overview of adverse events  Any TEAEa  72 (88.9)  Maximum severity of TEAEs   Mild  28 (34.6)   Moderate  42 (51.9)   Severe  2 (2.5)  Treatment-related TEAEs  65 (80.2)  Serious TEAEs  1 (1.2)  Treatment-related serious TEAEs  0  TEAEs leading to discontinuation  1 (1.2)  AESIs  30 (37.0)  Death  0  TEAEsa occurring in >10% of patients  Overall  Treatment-related TEAE  Nausea  37 (45.7)  37 (45.7)  Paresthesia  31 (38.3)  31 (38.3)  Salivary hypersecretion  24 (29.6)  24 (29.6)  Headache  16 (19.8)  11 (13.6)  Muscle tightness  13 (16.0)  13 (16.0)  Feeling cold  12 (14.8)  11 (13.6)  Paraesthesia oral  10 (12.3)  10 (12.3)  Upper respiratory tract infection  10 (12.3)  0 (0.0)  Anxiety  9 (11.1)  8 (9.9)

GH001 Administration was Well Tolerated in Patients with TRD up to 6 Months

- TEAEs were observed in 72/81 (88.9%) of patients and were **mostly mild or moderate**[a]
- One **non–treatment-related serious TEAE** was reported
- **No TEAEs of suicidal intent or suicidal behaviour occurred** and lower rates of suicidal ideation were observed in comparison to baseline at all timepoints assessed during the trial
- There were no clinically significant changes in **blood pressure or heart rate** following administration of GH001 and no treatment-related TEAEs related to vital signs or ECG results
- Of a total of 13 TEAEs (9.9% of patients) under the SOC **respiratory, thoracic, and mediastinal disorders**, nine (6.2% of patients) were considered treatment-related TEAEs[b]
- The median **duration of psychoactive effects** after GH001 administration was **11 minutes**
- Patients were deemed **discharge-ready by 1-hour** post-dose at **99% of visits**

[a]Two severe treatment-related TEAEs were reported in the OLE; affect lability occurred shortly after administration of GH001 and resolved within 4 minutes and one event of migraine, considered a serious TEAE not related to treatment, started 73 days after the patient's most recent (fourth) administration of GH001. [b]Included the following PT: throat irritation and upper respiratory tract irritation (three events each), cough and dyspnoea (one event each), and exacerbation of asthma. All of these treatment-related TEAEs were mild to moderate in severity and not associated with clinically significant changes in vital signs and, with the exception of the TEAE of asthma, were short-lived, resolved without treatment, and were not associated with any clinically significant changes in spirometry parameters.

Abbreviations: IDR = Individualised dosing regimen; OLE = Open-label extension; PT = Preferred term; SOC = System organ class; TEAE = Treatment-emergent adverse event; TRD = Treatment-resistant depression.

14

15  Adverse Events of Special Interest in the Open-Label Extension  Abbreviations: AESI = Adverse event of special interest; TEAE = Treatment-emergent adverse event.  Patients, n (%)  GH001 (n=81)  Any treatment-emergent AESI  30 (37.0)  Anxiety  9 (11.1)  Depression  8 (9.9)  Affect lability  6 (7.4)  Abnormal behaviour  2 (2.5)  Emotional disorder  2 (2.5)  Irritability  2 (2.5)  Amnesia  2 (2.5)  Psychomotor hyperactivity  2 (2.5)  Feeling abnormal  2 (2.5)  Agitation  1 (1.2)  Depressive symptom  1 (1.2)  Dissociation  1 (1.2)  Inappropriate affect  1 (1.2)  Suicidal ideation  1 (1.2)  Hypersomnia  1 (1.2)  Sedation  1 (1.2)  Sensory disturbance  1 (1.2)  Somnolence  1 (1.2)  Feeling of relaxation  1 (1.2)  No TEAEs of flashback were reported

 16  Conclusion  Abbreviations: IDR = Individualised dosing regimen; MADRS = Montgomery-Åsberg Depression Rating Scale; OLE = Open-label extension; SAE = Serious adverse event; TEAE = Treatment-emergent adverse event; TRD = Treatment-resistant depression.  The primary endpoint was met: GH001 administered as an IDR led to significant MADRS reduction from baseline to Day 8 (−15.5 vs placebo)  GH001 can maintain long-term remission in TRD, with 73.0% of patients who completed the OLE in remission at 6 months  Patients who completed the OLE received a mean total of four GH001 treatments, with 63.5% (40/63) requiring one to four treatments during the 6 months  GH001 was well tolerated during the 6-month OLE and no treatment-related SAEs occurred  No TEAEs of suicidal intent or suicidal behaviour occurred throughout the 6-month duration of the trial

 17  Poster Presentations   Monday, October 13th, 12:35 – 14:00pm (Poster Area)  Devlin F et al, Poster # PS03-2265  Tuesday, October 14th, 12:35 – 14:00pm (Poster Area)  Baune BT et al, Poster # PS04-3243

 18  Acknowledgments  This trial was sponsored by GH Research Ireland Limited  The sponsor would like to thank the participants in the trial  The sponsor would also like to thank the investigators who conducted this trial  Under the guidance of the authors, medical writing and editorial support was provided by Brian Brennan, PhD, of GH Research  Primary analysis of the trial was conducted by the contract research organisation Worldwide Clinical Trials. Additional analyses were conducted by Rachael MacIsaac, PhD, of GH Research